UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
 _______________________________________________
For the month of June 2018
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.
On June 14, 2018, Nomad Foods Limited (the “Company”) held its 2018 annual meeting of shareholders (the “2018 Annual Meeting”). The proposals submitted to a shareholder vote at the 2018 Annual Meeting are described in detail in the Company’s Proxy Statement for the 2018 Annual Meeting, as furnished to the Securities and Exchange Commission on a Form 6-K on May 14, 2018 (the “Proxy Statement”). Shareholders present in person or by proxy represented 136,185,875 ordinary shares and 1,500,000 preferred shares of the Company (or 78.45% of the outstanding ordinary shares and preferred shares of the Company combined as of April 30, 2018, the record date for the 2018 Annual Meeting).
At the 2018 Annual Meeting, the Company’s shareholders (i) elected the twelve (12) directors specifically named in the Proxy Statement, each for a one-year term expiring at the Company’s 2019 annual meeting of shareholders and (ii) ratified the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2018 fiscal year. The detailed voting results for each proposal are set forth below.
Proposal 1 - Election of Directors: The Company’s shareholders approved the election of the twelve (12) directors specifically named in the Proxy Statement, each to serve until the Company’s 2019 annual meeting of shareholders or until his or her respective successor is duly elected and qualified. The final voting results with respect to the election of directors were as follows:

Nominee	For	Against	Abstain	% cast FOR
Martin E. Franklin	123,198,510	13,813,977	673,388	89.48%
Noam Gottesman	136,327,445	1,300,523	57,907	99.02%
Ian G.H. Ashken	137,328,295	299,560	58,020	99.74%
Stéfan Descheemaeker	134,754,658	2,873,310	57,907	97.87%
Mohamed Elsarky	136,020,752	1,605,604	59,519	98.79%
Jeremy Isaacs CBE	137,416,415	209,995	59,465	99.81%
Paul Kenyon	118,922,875	18,703,592	59,408	86.38%
James E. Lillie	137,318,213	309,642	58,020	99.74%
Lord Myners of Truro CBE	136,585,270	1,040,986	59,619	99.20%
Victoria Parry	137,385,071	241,397	59,407	99.78%
Simon White	137,316,293	310,062	59,520	99.73%
Samy Zekhout	123,290,916	14,335,440	59,519	89.55%

Proposal 2 - Ratification of Auditors: The Company’s shareholders ratified the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2018 fiscal year as follows:

For	Against	Abstain	% cast FOR
135,137,698	1,876,367	671,810	98.15%

This report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), and (iii) Form F-3 filed with the Commission on June 4, 2018, which was automatically effective upon filing with the Commission (File No. 333-225402).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Anja van Bergen-van Kruijsbergen
Name:	Anja van Bergen-van Kruijsbergen
Title:	Company Secretary
Dated: June 15, 2018